Filed By:  Fulton Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company:  First Washington FinancialCorp
(Commission File No. 0-32949)

Fulton Financial
CORPORATION
FOR IMMEDIATE RELEASE	Contact: Laura Wakeley (Fulton)
(Full text available on PR Newswire)	Phone: 717-291-2739
Carol Jones (First Washington)
Phone: 609-426-8969

FIRST WASHINGTON FINANCIALCORP SHAREHOLDERS APPROVE MERGER
WITH FULTON FINANCIAL CORPORATION

     (November 5)  -  Lancaster, PA  -  First Washington FinancialCorp shareholders today approved the acquisition of First Washington FinancialCorp (Nasdaq: FWFC) by Fulton Financial Corporation (Nasdaq: FULT), a $10.6 billion financial holding company based in Lancaster, PA.

     The vote at a special shareholders' meeting today clears the way for the merger to proceed, pending final regulatory approvals.  The merger is now expected to be completed on December 31, 2004.

     First Washington FinancialCorp is the holding company for First Washington State Bank, which is based in Windsor, NJ.   The company has approximately $486 million in assets and operates sixteen community banking offices in Mercer, Monmouth and Ocean Counties in New Jersey. First Washington will become Fulton Financial's 13th banking affiliate and will continue to operate as First Washington State Bank.

     Fulton Financial Corporation is a financial holding company that operates 208 banking offices in Pennsylvania, Maryland, Delaware, New Jersey and Virginia through the following affiliates: Fulton Bank, Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank, Easton, PA; FNB Bank, N.A., Danville, PA; Hagerstown Trust, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank, Woodbury, NJ; Peoples Bank of Elkton, Elkton, MD, Skylands Community Bank, Hackettstown, NJ., Premier Bank, Doylestown, PA, and Resource Bank, Virginia Beach, VA.

     The Corporation's other financial services providers include Fulton Financial Advisors, N.A., Lancaster, PA; Fulton Insurance Services Group, Inc., Lancaster, PA; and Dearden, Maguire, Weaver and Barrett, LLC, West Conshohocken, PA.   Residential mortgage lending is offered by all banks through Fulton Mortgage Company and Resource Mortgage.

     Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.

Safe Harbor Statement:   Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Fulton's and First Washington's SEC filings, including forms 10-Q and 10-K (copies of which are available from Fulton without charge in hard copy or online at www.sec.gov). Fulton and First Washington disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It: Fulton filed a Registration Statement on SEC Form S-4, and Fulton and First Washington filed a Proxy Statement/Prospectus with the SEC in connection with the transaction discussed herein, and First Washington mailed a Proxy Statement/Prospectus to shareholders of First Washington containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, First Washington, the acquisition of First Washington by Fulton, the persons soliciting proxies relating to the acquisition, their interests in the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, Secretary, at
(717) 291-2411 or from First Washington by directing a request to Nora Rauscher, Assistant Corporate Secretary, at (609) 426-1000.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and First Washington file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton's and First Washington's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.